Exhibit 99.1

Itaú CorpBanca and Subsidiaries - Resutls as of and for the month ended October 31, 2016
The interim financial information of Itaú CorpBanca as of and for the month ended October 31, 2016 has been published on our website in accordance with Circular N° 18 of the Superintendency of Banks and Financial Institutions dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the generally accepted accounting principles in Chile and the regulations of the Superintendency of Banks and Financial Institutions.
CONDENSED CONSOLIDATED BALANCE SHEET
Ch$mn
Total Loans	21,186,969
Total Assets	29,606,839

Current accounts and demand deposits	4,271,110
Time deposits and savings accounts	11,874,679
Borrowings from financial institutions	2,240,262
Debt issued	5,256,620

Total Equity	3,414,037
Equity attributable to shareholders	3,185,372
Minority interest	228,665

CONDENSED CONSOLIDATED INCOME STATEMENT
Ch$mn
Net operating profit before loan losses	686,386
Provisions for loan losses	(182,734)
Operating expenses	(450,562)
Operating income	53,090

Income from investments in other companies	436
Income before taxes	53,526
Income taxes	(6,663)

Income from continuing operations	46,863
Income from discontinued operations	(343)

Net income	46,520

Net income attributable to shareholders	50,754
Minority interest	(4,234)

This financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.
Juan Antonio Vargas Matta Milton Maluhy Filho
Chief Accounting Officer Chief Executive Officer